UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
(Amendment No. 5)

HCA INC.

(Name of the Issuer)

HCA Inc.	Jack O. Bovender, Jr. Richard M. Bracken	Thomas F. Frist, Jr., M.D. Thomas F. Frist III Frisco, Inc. Frisco Partners Hercules Holding II, LLC Hercules Acquisition Corporation
Bain Capital Fund IX, L.P. KKR Millennium Fund L.P. KKR 2006 Fund L.P.
ML Global Private Equity Fund, L.P.
(Name of Person(s) Filing Statement)
Common Stock, par value $.01 per share
Nonvoting Common Stock, par value $.01 per share
(Title of Class of Securities)
404119109
(CUSIP Number of Class of Securities)

John M. Franck II, Esq.
Vice President and Corporate Secretary
HCA Inc.
One Park Plaza
Nashville, Tennessee 37203
(615) 344-9551
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of Person(s) Filing Statement)
Copies to:

James H. Cheek, III, Esq.	Creighton O’M. Condon, Esq.	James C. Morphy, Esq.	David J. Sorkin, Esq.
J. Page Davidson, Esq.	Clare O’Brien, Esq.	John Evangelakos, Esq.	Simpson Thacher & Bartlett LLP
Bass, Berry & Sims PLC	Shearman & Sterling LLP	Sullivan & Cromwell LLP	425 Lexington Avenue
315 Deaderick Street	599 Lexington Avenue	125 Broad Street	New York, NY 10017
Suite 2700	New York, NY 10022	New York, NY 10004	(212) 455-2000
Nashville, Tennessee 37238	(212) 848-4000	(212) 558-4000
(615) 742-6200
This statement is filed in connection with (check the appropriate box):

☑	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☑

Calculation of Filing Fee

Transaction Valuation* $21,279,088,602.46	Amount of Filing Fee** $2,276,862.48

*	Calculated solely for purposes of determining the filing fee. The transaction value was determined based upon the sum of (a) $51.00 per share of 409,547,671 shares of HCA voting and nonvoting common stock, par value $.01 per share (the “HCA Common Stock”), (b) $51.00 minus the weighted average exercise price of $39.40 per share of outstanding options to purchase 24,941,169 shares of HCA Common Stock, (c) $51.00 minus the weighted average exercise price of $20.34 per share of outstanding options to purchase 3,104,006 shares of HCA Common Stock, (d) $51.00 per share of restricted share units with respect to 134,261 shares of HCA Common Stock; and (e) $51.00 minus the exercise price of $2.29 per share of outstanding warrants to purchase 16,910 shares of HCA Common Stock.

**	The filing fee, calculated in accordance with Exchange Act Rule 0-11(c)(1), was calculated by multiplying the transaction value by 0.000107.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $2,276,862.48
Form or Registration No.: Schedule 14A
Filing Party: HCA Inc.
Date Filed: August 9, 2006

INTRODUCTION
     This Amendment No. 5 (the “Final Amendment”) to Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (the “Transaction Statement”) first filed on August 9, 2006, and as amended by Amendment No. 1 filed on September 18, 2006, Amendment No. 2 filed on October 5, 2006, Amendment No. 3 filed on October 17, 2006 and Amendment No. 4 filed on November 8, 2006, is being filed by (1) HCA Inc., a Delaware corporation (“HCA” or the “Company”), the issuer of the HCA Common Stock that is subject to the Rule 13e-3 transaction, (2) Jack O. Bovender, Jr., an individual and a director, Chairman of the Board of Directors and Chief Executive Officer of HCA and Richard M. Bracken, an individual and a director and the President of HCA, (3) Thomas F. Frist, Jr., M.D., an individual and a director of the Company, (4) Thomas F. Frist III, an individual, (5) Frisco, Inc., a Delaware corporation, and Frisco Partners, a Tennessee general partnership, (6) Hercules Holding II, LLC, a Delaware limited liability company (“Parent”), (7) Hercules Acquisition Corporation, a Delaware corporation and a direct wholly-owned subsidiary of Parent (“Merger Sub”), (8) Bain Capital Fund IX, L.P., a Cayman Islands exempted limited partnership, (9) KKR Millennium Fund L.P., a Delaware limited partnership, and KKR 2006 Fund L.P., a Delaware limited partnership, and (10) ML Global Private Equity Fund, L.P., a Cayman Islands exempted limited partnership (collectively, the “Filing Persons”).
     This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.

Item 15. Additional Information
Regulation M-A Item 1011
Item 15(b) is hereby amended and supplemented as follows:
     On November 16, 2006, at a special meeting of HCA’s shareholders, HCA’s shareholders voted to adopt the Agreement and Plan of Merger, dated as of July 24, 2006, by and among HCA, Parent and Merger Sub.
     On November 17, 2006, HCA filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which Merger Sub was merged with and into HCA, with HCA continuing as the surviving corporation (the “Merger”). As a result of the Merger, HCA became a subsidiary of Parent. Generally, at the effective time of the Merger, (i) each outstanding share of common stock of HCA (other than shares held in the treasury of HCA, shares owned by Parent immediately prior to the effective time of the Merger or shares held by shareholders who properly exercised appraisal rights under Delaware law) was automatically converted into the right to receive $51.00 in cash, without interest, and (ii) the separate corporate existence of Merger Sub ceased.
     As a result of the Merger, HCA common stock ceased to trade on the New York Stock Exchange (“NYSE”) as of the close of trading on November 17, 2006 and became eligible for delisting from the NYSE and termination of registration pursuant to Rule 12g-4 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, on November 17, 2006, HCA filed a Certification and Notice of Termination of Registration on Form 15 with the Securities and Exchange Commission in order to deregister its common stock under the Exchange Act.

Item 16. Exhibits
Regulation M-A Item 1016
Item 16 is amended and supplemented by the addition of the following exhibit thereto:

(a)(4)	Press Release, dated November 17, 2006

SIGNATURES
     After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated November 17, 2006

HCA INC.

By:	/s/ R. Milton Johnson

Name:	R. Milton Johnson

Title:	Executive Vice President

and Chief Financial Officer

JACK O. BOVENDER, JR.

/s/ Jack O. Bovender, Jr.

Jack O. Bovender, Jr.

RICHARD M. BRACKEN

/s/ Richard M. Bracken

Richard M. Bracken

THOMAS F. FRIST, JR., M.D.

/s/ Thomas F. Frist, Jr., M.D.

Thomas F. Frist, Jr., M.D.

THOMAS F. FRIST III

/s/ Thomas F. Frist III

Thomas F. Frist III

FRISCO, INC.
By:	/s/ Thomas F. Frist, Jr., M.D.
Name:	Thomas F. Frist, Jr., M.D.
Title:	Authorized Person

FRISCO PARTNERS
By:	/s/ Thomas F. Frist, Jr., M.D.
Name:	Thomas F. Frist, Jr., M.D.
Title:	Authorized Person

HERCULES HOLDING II, LLC
By:	/s/ Chris Gordon
Name:	Chris Gordon
Title:	President

HERCULES ACQUISITION CORPORATION
By:	/s/ Chris Gordon
Name:	Chris Gordon
Title:	President

BAIN CAPITAL FUND IX, L.P. By: BAIN CAPITAL PARTNERS IX, L.P., its general partner

By: BAIN CAPITAL INVESTORS, LLC, its general partner
By:	/s/ Stephen G. Pagliuca
Name:	Stephen G. Pagliuca
Title:	Managing Director

KKR MILLENNIUM FUND L.P. By: KKR ASSOCIATES MILLENNIUM L.P., its general partner By: KKR MILLENNIUM GP LLC, its general partner

By:	/s/ Michael W. Michelson
Name:	Michael W. Michelson
Title:	Member

KKR 2006 FUND L.P. By: KKR ASSOCIATES 2006 L.P., its general partner
By: KKR 2006 GP LLC, its general partner

By:	/s/ Michael W. Michelson
Name:	Michael W. Michelson
Title:	Member

ML GLOBAL PRIVATE EQUITY FUND, L.P. By: MLGPE LTD, its General Partner

By:	/s/ Frank J. Marinaro
Name:	Frank J. Marinaro
Title:	Vice President and Secretary

Exhibit Index

(a)(1)	Letter to Shareholders of HCA Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by HCA Inc. with the Securities and Exchange Commission on October 17, 2006 (as amended and as supplemented on November 8, 2006, the “Proxy Statement”)

(a)(2)	Notice of Special Meeting of Shareholders of HCA Inc., incorporated herein by reference to the Proxy Statement

(a)(3)	Proxy Statement of HCA Inc., incorporated herein by reference to the Proxy Statement

(a)(4)	Press Release, dated November 17, 2006

(b)(1)	Debt Commitment Letter, dated as of July 24, 2006, among Hercules Holding II, LLC and Bank of America, N.A., Banc of America Bridge LLC, Banc of America Securities LLC, JPMorgan Chase Bank, N.A., J.P. Morgan Securities Inc., Citigroup Global Markets Inc., Merrill Lynch Capital Corporation and Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”)*

(c)(1)	Fairness Opinion of Credit Suisse Securities (USA) LLC, dated July 23, 2006, incorporated herein by reference to the Proxy Statement

(c)(2)	Fairness Opinion of Morgan Stanley & Co. Incorporated, dated as of July 23, 2006, incorporated herein by reference to the Proxy Statement

(c)(3)	Presentation of Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. Incorporated to the Special Committee of the Board of Directors of HCA Inc., dated July 17, 2006*

(c)(4)	Presentation of Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. Incorporated to the Special Committee of the Board of Directors of HCA Inc., dated July 23, 2006*

(c)(5)	Presentation of McKinsey & Company, Inc., dated July 17, 2006*

(c)(6)	Presentation of Merrill Lynch to the Board of Directors of HCA Inc., dated May 25, 2006*

(c)(7)	Presentation of Bain, KKR and Merrill Lynch Global Private Equity to Credit Suisse Securities (USA) LLC, Morgan Stanley & Co. Incorporated and Shearman & Sterling LLP, dated July 11, 2006**

(c)(8)	Presentation of McKinsey & Company, Inc., dated July 11, 2006**

(d)(1)	Agreement and Plan of Merger, dated July 24, 2006, between HCA Inc., Hercules Holding II, LLC and Hercules Acquisition Corporation, incorporated herein by reference to the Proxy Statement

(d)(2)	Rollover Letter, dated July 24, 2006, between Frisco Partners, Frisco, Inc. and Hercules Holding II, LLC*

(d)(3)	Letter, dated July 24, 2006, from Jack O. Bovender, Jr. to Hercules Holding II, LLC*

(d)(4)	Letter, dated July 24, 2006, from Richard M. Bracken to Hercules Holding II, LLC*

(d)(5)	Interim Investors Agreement, dated July 24, 2006, by and among Hercules Holdings II, LLC and the parties listed on the signature pages thereto*

(d)(6)	Letter, dated July 24, 2006, between Bain Capital Fund IX, L.P. and Hercules Holding II, LLC**

(d)(7)	Letter, dated July 24, 2006, between KKR Millennum Fund L.P., KKR 2006 Fund L.P. (as assignee of the rights and obligations of KKR PEI Investments, L.P.) and Hercules Holding II, LLC**

(d)(8)	Letter, dated July 24, 2006, between ML Global Private Equity Fund, L.P. and Hercules Holding II, LLC**

(f)(1)	Section 262 of the General Corporation Law of the State of Delaware, incorporated herein by reference to Annex D of the Proxy Statement

(g)	None

* Previously filed on August 9, 2006
** Previously filed on September 18, 2006